

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2012

Via Email
Andreas McRobbie-Johnson
President and Chief Executive Officer
Dignyte, Inc.
605 W. Knox Rd., Suite 202
Tempe, AZ 85284

     Re: **Dignyte, Inc.**
                Amendment No. 3 to Registration Statement on Form S-1
                Filed August 20, 2012
                File No. 333-181440

Dear Mr. McRobbie-Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 6

1. We note your reference on page 6 to Bank of America, N.A. as your insured depository escrow institution. Please revise this section to reflect Evolve Bank & Trust as your insured depository institution or advise.

Risk Factors, page 9

2. We note the revisions to your escrow agreement made in response to comment 14 in our letter dated August 6, 2012. Because you may deposit a maximum of $1,100,000 in your escrow account if the maximum offering proceeds are realized, please add a risk factor which notes that offering proceeds exceeding $250,000 will not be federally insured by the FDIC, as deposit insurance is currently limited to $250,000.

Plan of Distribution, page 18

3.   We note your response to comment 11 in our letter dated August 6, 2012. For clarity, please revise your Plan of Distribution to note that you have not adopted a standard subscription agreement.

Executive Compensation, page 30

4.   We note your response to comment 9 in our letter dated August 6, 2012 and that you have disclosed the payment to Mr. McRobbie-Johnson of $6,667 under the category restricted stock awards. Please add a narrative to your table clarifying whether Mr. McRobbie-Johnson received cash or restricted shares as his compensation. Please clarify the circumstances under which the award was made. In particular, please describe your ongoing compensation arrangement with Mr. McRobbie-Johnson and whether you expect to continue to make such awards. See Item 402(o) of Regulation S-K. If you did issue Mr. McRobbie-Johnson restricted stock as compensation, please revise your Recent Sales of Unregistered Securities Section on page 34 for consistency.

Exhibits

5.   From your disclosure on page 31, it appears that Mr. McRobbie-Johnson was issued 10,000,000 shares in return for a promissory note issued to the company regarding the payment of subscription funds.   However, your founder's subscription agreement filed as Exhibit 10.2 relates only to 2,500,000 shares which were issued at $0.004 per share. Please explain to us the inconsistency between your disclosure and the filed subscription agreement. We may have further comment.

Exhibit 10.1

6.   We have reviewed the revisions to your escrow agreement made in response to comment 14 from our letter dated August 6, 2012. In your section entitled Methods of Disposition of Escrow Funds, please revise the agreement to note that 80% of the investors of both the company and selling shareholder offerings must reconfirm their investment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director